Exhibit 99.1

ENHANCED COOPERATION AGREEMENT

– by and among –

ALGONQUIN POWER & UTILITIES CORP.

ABENGOA-ALGONQUIN GLOBAL ENERGY SOLUTIONS B.V.

– and –

ATLANTICA YIELD PLC

Dated 9 May 2019

This ENHANCED COOPERATION AGREEMENT (this “Agreement”) is entered into on 9 May 2019 by and among ALGONQUIN POWER & UTILITIES CORP. (“AQN”), a company incorporated under the federal laws of Canada, ABENGOA-ALGONQUIN GLOBAL ENERGY SOLUTIONS B.V. (“AAGES”), a private company with limited liability incorporated under the laws of the Netherlands and ATLANTICA YIELD PLC (the “Company” or “AY”), a public limited company incorporated and registered in England and Wales. Each of AQN, AAGES and the Company is referred to herein as a “Party,” and together as the “Parties”.

RECITALS

A.

On 5 March 2018, AQN, AAGES and the Company entered into a shareholders agreement setting forth, inter alia, certain governance rights and standstill obligations of AQN and AAGES in their capacity as shareholders of the Company (the “Shareholders Agreement”).

B.

The Parties have successfully cooperated over the past year and continue to cooperate in a number of infrastructure transactions and wish to further enhance their collaboration. In particular, AQN and AAGES wish to increase their economic ownership of the Company and, in an effort to optimize allocation of certain infrastructure assets, the Parties wish to evaluate potential transfers of assets from AQN to the Company.

C.	The Parties wish to amend certain terms of the Shareholders Agreement and to record their agreement with respect to enhanced cooperation on the terms and conditions set forth in this Agreement.

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained, the Parties agree as follows:

1	DEFINITIONS AND CONFIRMATIONS

1.1	Definitions. For purposes of this Agreement, the following terms used herein will have the following meanings when used with initial capitalization, whether singular or plural:

“AAGES (AY Holdings)” means AAGES (AY Holdings) B.V., a private company with limited liability incorporated under the laws of the Netherlands.

“Accredited Investor” has the meaning given to it in Rule 501 of Regulation D under the Securities Act of 1933.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, through one or more intermediaries, Controls or is Controlled by such Person, or is under common Control of a third Person, provided that (a) neither the Company nor any of its Subsidiaries shall be deemed to be an Affiliate of any Investor Party, nor vice versa, and (b) AQN and each of its Affiliates shall be deemed to be Affiliates of AAGES and each of its Subsidiaries, and vice versa, so long as AQN and its Affiliates in the aggregate (i) own or have the right to exercise at least fifty per cent (50%) of the total voting rights attached to Equity Securities of AAGES, or (ii) hold rights to appoint at least fifty per cent (50%) of the positions then authorized to constitute the board or similar governing body of AAGES (in each case whether pursuant to relevant constitutional documents, contract or otherwise).

“Agent” has the meaning assigned to it in Clause 6.9(a).

“Agreement” has the meaning assigned in the preamble.

“Algonquin ROFO Agreement” means the right of first offer agreement dated 5 March 2018 by and between AY and AQN, as supplemented and amended.

“AQN Company” shall have the meaning given to it in the Algonquin ROFO Agreement.

“AY Articles” means the articles of association of the Company, as amended and in effect from time to time.

“AY Board” means the board of directors of the Company.

“AY Voting Securities” means (a) the Shares and (b) any other Equity Securities of the Company that at such time give the holder thereof a non-contingent right to vote at general meetings of the Company with respect to all, or substantially all, matters, including the election of Directors.

“Business Day” means any day other than any Saturday, any Sunday or any legal holiday during which banks in London, United Kingdom are obligated or permitted to close for business.

“Closing Price” means the volume weighted average of the trading prices of a Share on NASDAQ (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by the Parties) on the day to which such price relates.

“Control” or “control” means, with respect to a Person, where another Person (or Persons Acting In Concert), possesses, directly or indirectly, whether pursuant to relevant constitutional documents, contract or otherwise, (a) the power to exercise at least a majority of the ordinary voting rights in such Person, or (b) the power to appoint a majority of the members of the board of directors or other governing body of such Person.

“Director” means a director of the Company.

“Enhanced Cooperation” means the cooperation between the Company and the Investor Parties set forth in Clause 4.2.

“Equity Securities” means “equity securities” as defined in the Companies Act 2006 (as amended from time to time).

“Excess AY Voting Securities” has the meaning set forth in Clause 3.2(a).

“Financial Interests” shall have the meaning given to it in the Algonquin ROFO Agreement.

“Institutional Accredited Investor” means an Accredited Investor that is institutional in nature including, but not limited to, hedge funds, private equity funds, mutual funds and active or passive investment funds.

“Investor” means any of: (a) AQN, so long as AQN and its Affiliates in the aggregate hold at least ten per cent (10%) of the total voting rights attached to all AY Voting Securities; and (b) AAGES, so long as AAGES and its Affiliates in the aggregate hold at least ten per cent (10%) of the total voting rights attached to all AY Voting Securities, and “Investors” means both of them.

“Investor Party” means an Investor and each of its Affiliates, and “Investor Parties” means each Investor and each of their Affiliates taken together.

“Liberty Power ROFO” has the meaning set forth in Clause 4.2(b).

“Liberty ROFO Assets” has the meaning set forth in Clause 4.2(b)(i).

“Liberty ROFO Entity” means any entity, in which any AQN Company directly or indirectly holds a Financial Interest, that directly or indirectly holds any Financial Interests in any Liberty ROFO Asset or in any other Liberty ROFO Entity.

“Liberty ROFO Interests” means any Financial Interest in any Liberty ROFO Asset or in any Liberty ROFO Entity.

“Original Power of Attorney” has the meaning set forth in Clause 3.2(e).

“Percentage Interest” means, with respect to any class or classes of AY Voting Securities, and as to any Investor Party as of any date of determination, the quotient (represented as a percentage) obtained by dividing (a) the number of voting rights attached to the AY Voting Securities then held by such Investor Party and its Affiliates by (b) the number of total voting rights attached to all AY Voting Securities then outstanding.

“Person” means any natural person, firm, trust, partnership, limited partnership, company or corporation (with or without share capital), joint venture, sole proprietorship, governmental authority or other legal entity of any kind.

“Persons Acting In Concert” means, in relation to a Person, the Persons which actively cooperate through the acquisition by them of shares in that Person or a holding company of that Person, pursuant to an agreement or understanding (whether formal or informal), with a view to obtaining or consolidating Control of that Person.

“Relevant Proportion” has the meaning set forth in Clause 3.2(b).

“SAWs Project” means AQN’s opportunity to provide an indirect financing that includes financing of a minority interest in the Vista Ridge water infrastructure project located in San Antonio, Texas.

“Shares” means ordinary shares in the share capital of the Company.

“Subscription” has the meaning set forth in Clause 4.1(a).

“Subscription Amount” has the meaning set forth in Clause 4.1(a).

“Subscription Agreement” means the agreement relating to the Subscription in the form enclosed as Schedule 2 hereto.

“Subscription Price” has the meaning set forth in Clause 4.1(b).

“Subsidiary” means, with respect to any Person, an Affiliate thereof that is controlled by such Person.

“Third Party Acquisition” has the meaning set forth in Clause 2.1(b).

“Third Party Seller” has the meaning set forth in Clause 2.1(b).

“Wind Power Project” has the meaning set forth on Schedule 4.

1.2	Confirmations.

(a)

AQN, AAGES and the Company expressly agree that the Shareholders Agreement shall remain in full force and effect and the Shareholders Agreement shall from the date of this Agreement be read and construed as, and to the extent, amended by this Agreement.

(b)

Save as otherwise expressly provided in this Agreement, nothing in this Agreement shall constitute a waiver or discharge of any rights, benefits, obligations and/or liabilities of any of AQN, AAGES and the Company under the Shareholders Agreement which have accrued immediately prior to the date hereof.

2	PARTIAL STANDSTILL WAIVER

2.1	Partial Standstill Waiver.

(a)	The Company agrees to waive the restrictions set out in clause 4.1 of the Shareholders Agreement for the limited purpose of allowing the Investor Parties to execute the following transactions:

(i)	the Subscription on the terms and conditions set forth in this Agreement and the Subscription Agreement;

(ii)	Third Party Acquisitions; and/or

(iii)	subscribing to newly issued Shares or subscribing to purchase (or accepting as consideration) treasury Shares,

provided, however, that in no event shall the AY Voting Securities, or the number of voting rights attached to such AY Voting Securities, acquired or subscribed to by the Investor Parties, directly or indirectly, when added to the AY Voting Securities, or the number of voting rights attached to all AY Voting Securities, then held by the Investor Parties, in the aggregate, result in the Investor Parties holding, directly or indirectly, in the aggregate more than forty-eight and a half per cent (48.5%) of the total voting rights attached to all then outstanding AY Voting Securities (the “Partial Standstill Waiver”); provided, further, however, that no Investor Party shall acquire any Shares until AAGES (AY Holdings) delivers the Voting Power of Attorney as contemplated by Clause 3.2(f).

(b)

The Investor Parties agree that should they elect to effect an acquisition of Shares as provided in Clause 2.1(a)(ii) above, such acquisitions shall be made only on the following terms and subject to the following conditions (each, a “Third Party Acquisition”):

(i)	any such acquisition shall be made only from Institutional Accredited Investors (each a “Third Party Seller”);

(ii)	the Investor Parties shall obtain an investor letter substantially in the form set forth in Schedule 3 from each Third Party Seller with whom a Third Party Acquisition is completed;

(iii)

the Investor Parties will not engage in a Third Party Acquisition while in possession of material non-public information or information that is “Material” pursuant to the Company’s insider trading policy (as in effect on the date of this Agreement) or during a regularly scheduled “Blackout Period” in accordance with the Company’s insider trading policy (as in effect on the date of this Agreement);

(iv)	all Third Party Acquisitions shall be conducted in compliance with applicable laws and regulations;

(v)

in no event shall the Company be required to (or deemed to have consented to) take any of the following actions: (i) provide any representations, warranties or undertakings, (ii) register any AY Voting Securities pursuant to the Securities Act of 1933, (iii) provide access to a data room or documents relating to the Company, produce an offering document or otherwise facilitate disclosure for the benefit of either an Investor Party or the holder transferring AY Voting Securities to an Investor Party, (iv) execute any officer’s certificates or other documentation relating to the acquisition of AY Voting Securities or (v) otherwise facilitate any Third Party Acquisition.

(c)

The Parties further agree that any issuance by AY of a right to exchange securities into Shares shall not be subject to the standstill provisions in Section 4.1 of the Shareholders Agreement until such time as the holder of such exchange right purports to exercise the exchange right, at which time Section 4.1 of the Shareholders Agreement shall apply subject to the Partial Standstill Waiver.

(d)

The Parties further agree that, subject to the terms and conditions of this Agreement, including in particular those set forth in Clause 3, all references to forty-one and a half per cent (41.5%) in the definition of “Standstill Percentage” and clause 4.1(b) of the Shareholders Agreement shall be deemed to refer to forty-eight and a half per cent (48.5%).

3	GOVERNANCE AND VOTING RIGHTS

3.1

Governance. The Parties acknowledge and agree that the Partial Standstill Waiver shall not result in an increase in the number of Directors which the Investor Parties are entitled to appoint to the AY Board or otherwise amend the governance rights conferred to the Investor Parties under the AY Articles and the Shareholders Agreement.

3.2	Voting Rights.

(a)

During the Standstill Period (as this term is defined in the Shareholders Agreement), the Investor Parties shall not (directly or indirectly) exercise the voting rights attaching to any AY Voting Securities held by the Investor Parties which represent a Percentage Interest in excess of forty-one and a half per cent (41.5%) of the total voting rights attached to all then outstanding AY Voting Securities as permitted by the Partial Standstill Waiver (the “Excess AY Voting Securities”) except as permitted by this Clause 3.

(b)	Each Investor Party shall deliver to the Company and the registered holder of the Excess AY Voting Securities a duly executed irrevocable (except as provided in paragraph (g) below) power of attorney in the form enclosed as Schedule 1 (“Voting Power of Attorney”), appointing the Chairman of the Related Party Committee as its attorney with the power to do each of the following things in respect of such Investor Party’s proportion of the Excess AY Voting Securities (being that Investor Party’s “Relevant Proportion”):

(i)

to the extent that such Investor Party is the registered holder of its Relevant Proportion, to appoint the person acting as chairman of any general meeting of the Company as its proxy to exercise its rights to attend, speak and vote at each general meeting of the Company in respect of its Relevant Proportion; and

(ii)

to the extent that such Investor Party is not the registered holder of its Relevant Proportion, to instruct the registered holder of such Relevant Proportion and, if applicable, to instruct the broker in whose account such Relevant Proportion is held to require such registered holder, to appoint the person acting as chairman of any general meeting of the Company as its proxy to exercise its rights to attend, speak and vote at each general meeting of the Company in respect of the Relevant Proportion.

(c)

The person appointed as proxy in accordance with paragraph (b) above shall be irrevocably instructed by the person appointed as attorney in accordance with paragraph (b) above to vote all Excess AY Voting Securities on the resolutions proposed at each general meeting of the Company (and any other business which may properly come before the meeting) “For” or “Against” in a manner which reflects the proportion of “For” and “Against” votes cast on each resolution proposed at that general meeting (other than the votes cast in respect of AY Voting Securities of which an Investor Party is the beneficial owner). The form of the appointment of such proxy shall be approved by the Directors of the Company in accordance with the AY Articles.

(d)

To enable the Excess AY Voting Securities to be voted in accordance with this Clause 3, the Company shall procure that the chairman of each general meeting of shareholders of the Company (i) counts all of the votes cast on each resolution proposed at that general meeting (other than the votes cast in respect of AY Voting Securities of which an Investor Party is the beneficial owner) first to identify the proportion of “For” and “Against” votes received from such members and then (ii) votes the Excess AY Voting Securities in the same proportion.

(e)

If at any time the number of AY Voting Securities to which an Investor Party’s Voting Power of Attorney (an “Original Power of Attorney”) applies ceases to represent its Relevant Proportion (including, without limitation, as a result of: (i) subject to the terms of paragraph (f) below, a transfer by an Investor Party of AY Voting Shares to another Investor Party, and (ii) a transfer of AY Voting Shares to an unaffiliated third party), that Investor Party will, within three (3) Business Days of such change, deliver a replacement Voting Power of Attorney to the Company in respect of the number of AY Voting Securities which reflects its Relevant Proportion (if any).

(f)

AQN shall procure that a Voting Power of Attorney with respect to its Relevant Proportion shall be delivered by (i) AAGES (AY Holdings) before 17 May 2019 and (ii) any Investor Party, immediately prior to acquiring any Excess AY Voting Securities. The Parties agree that no transfer of Excess AY Voting Securities by an Investor Party to another Investor Party shall be effective absent delivery of a Voting Power of Attorney in respect of the transferred Excess AY Voting Securities immediately prior to the effectiveness of such transfer. If a transfer of any Excess AY Voting Securities to an Investor Party is executed without first delivering a Voting Power of Attorney, such transfer shall be deemed to be null and void.

(g)

Any Investor Party who has granted a Voting Power of Attorney and the Company shall notify the attorney under the Voting Power of Attorney in writing that a Voting Power of Attorney is revoked in the following circumstances: (i) upon delivery to the Company of a replacement Voting Power of Attorney, in which case the Original Power of Attorney shall be revoked and (ii) at the end of the Standstill Period (as defined in the Shareholders Agreement) in which case any Voting Power of Attorney will be revoked.

4	CONSIDERATION

4.1	Subscription.

(a)

AQN agrees to cause AAGES (AY Holdings) to subscribe to (through subscription for depositary receipts), and the Company agrees to allot and issue, 1,384,402 new Shares (the “Subscription Amount”), credited as fully paid, at the Subscription Price and otherwise on the terms and conditions set out in the Subscription Agreement prior to the record date for the quarterly dividend expected to be announced by the Company on 10 May 2019 (the “Subscription”).

(b)

The price per Share to be subscribed pursuant to paragraph (a) above shall be equal to one hundred and five per cent (105%) of the Closing Price on 9 May 2019, provided that the minimum price per Share shall be $21.67 and the maximum price per Share shall be (i) $22.00 if the Closing Price on 9 May 2019 is lower than $22.00 and (ii) the Closing Price if the Closing Price on 9 May 2019 is at least equal to $22.00 (the “Subscription Price”).

4.2	Enhanced Cooperation. AQN agrees the following:

(a)	SAWs Project and Wind Power Project assets

(i)

Within fifteen (15) Business Days of the date hereof, AQN shall grant the Company and its advisers reasonable access to all information (whether in written form or not) available to the Investor Parties and relating to completed SAWs Project and/or the Wind Power Project for the purposes of enabling the Company and its advisers to assess the Company’s interest in acquiring up to (1) fifty per cent (50%) of the Investor Parties’ legal and economic interest in the Wind Power Project and (2) one hundred per cent (100%) of the Investor Parties’ legal and economic interest in the SAWs Project.

(ii)

In the event that by 31 August 2019, the Company notifies AQN in writing of its interest in acquiring an interest in the SAWs Project and/or the Wind Power Project, the Company and AQN will enter into good faith negotiations to structure and enter into one or more transactions effecting the transfer of such interests to the Company on terms that meet the respective objectives of the Company and AQN and are generally no more onerous than the current AQN investment terms. AQN and the Company shall use their respective reasonable best endeavors to obtain any consents which the Company (or its Affiliate) may need in order to hold such interest(s).

(b)	Liberty Power assets

(i)

Attached as Schedule 5 is a list of the AQN Liberty Power assets (such assets, the “Liberty ROFO Assets”). AQN shall, as soon as practicable, and in any event by 31 May 2019, provide a reasonably detailed description of each such Liberty ROFO Asset.

(ii)

In the six (6) months following the date of this Agreement, AQN and the Company shall jointly review the list of the Liberty ROFO Assets in order to identify, discuss and negotiate in good faith potential opportunities for transferring any such assets from AQN to AY, where as a result of the characteristics of any such asset (including life of PPA, leverage, cash generation versus earnings) such transfer would maximize the value of the asset for AQN and AY.

(iii)

In the six (6) months following the date of this Agreement, AQN will provide such information (including, without limitation, all available ownership and material corporate information, all available material tax information, financial statements, a current financial model covering the reasonably expected useful life of the asset, and the most recent version of any (and any updates to) the reports and studies referenced in 2.5(g) of the Algonquin ROFO Agreement (if any)) where such information is: (1) relating to the Liberty ROFO Assets that are identified as potential opportunities for a reasonable prospect of transfer, (2) reasonably required by the Company to evaluate such Liberty ROFO Assets, (3) then in the possession of or reasonably available to AQN and (4) permitted to be disclosed to AY. In the event that AQN is not permitted to share any such information with AY, AQN shall use reasonable best efforts to obtain consent to share such information as promptly as practicable.

(iv)

AQN shall ensure that any request from the Company for a transfer of any Liberty ROFO Asset shall be considered, discussed, analyzed and negotiated with the Company in good faith and without undue delays involving at least one senior executive of AQN. Without limiting the discretion of AQN to approve or deny any such request, a negative response shall be accompanied by a written reasoned statement that sets out the basis for AQN´s decision.

(v)	With respect to the Liberty ROFO Assets, AQN grants to AY an exclusive right of first offer for any Liberty ROFO Interest until the date falling one year after the date of this Agreement in accordance with the terms and conditions set forth in this Agreement and the Algonquin ROFO (the “Liberty Power ROFO”). With respect to a Liberty ROFO Interest, clause 2.1(b) of the Algonquin ROFO Agreement shall be disapplied.

(vi)

AQN shall procure that neither the Investor Parties nor any representative or agent thereof (including any AAGES Company) shall solicit offers from, or negotiate or enter into any agreement with, any Person for the Transfer of a Liberty ROFO Asset, Liberty ROFO Entity or Liberty ROFO Interest (other than a Permitted Transfer or Exempt Transfer) unless AQN first delivers a Transaction Notice (as such terms are defined in the Algonquin ROFO Agreement) to AY and complies with the terms and provisions of Article 2 of the Algonquin ROFO Agreement.

(vii)	Any transfer of Liberty ROFO Assets will be made in accordance with the Algonquin ROFO Agreement, on terms and conditions mutually agreed between AQN and the Company, acting reasonably.

(viii)	In all other respects, the Liberty ROFO Assets identified in accordance with (i) above shall be considered ROFO Assets and ROFO Interests (each as defined in the Algonquin ROFO Agreement).

(ix)

Without prejudice to any provisions which AY and the Investor Parties may agree in a definitive agreement effecting the transfer of a Liberty ROFO Asset, any and all rights and obligations in respect of the Liberty Power ROFO shall terminate on the date that is one year following the date of this Agreement, whether under the Algonquin ROFO Agreement or otherwise.

5	WARRANTIES AND UNDERTAKINGS

5.1	Mutual warranties. Each Investor warrants to the Company, and the Company warrants to the Investors that, as at the date of this Agreement:

(a)	it is a company validly existing and is a company duly incorporated, organised and registered under the law of its jurisdiction of incorporation;

(b)	it has the legal right and full power and authority to enter into and perform this Agreement; and

(c)	this Agreement, when executed, constitutes valid and binding obligations on it in accordance with its terms.

5.2	Investor Parties warranties.

(a)	The Investors warrant that as of the date of this Agreement, the Investors Parties hold 41,557,663 Shares; and

(b)

The Investors represent and warrant that it is not the purpose of this Agreement or the rights contemplated hereby to grant, nor the intent of the Investor Parties to acquire (individually or collectively) pursuant to such rights, directly or indirectly, Control over the Company.

5.3	Investor Parties’ undertakings.

(a)

AQN shall procure that all Investor Parties shall comply with the terms of this Agreement and with all applicable laws and regulations associated with the Partial Standstill Waiver, the Subscription and the Enhanced Cooperation.

(b)

AQN shall disclose the existence of the Partial Standstill Waiver the other material terms of this Agreement in accordance with applicable laws, including by filing with the US Securities and Exchange Commission an amendment to its Schedule 13D, in a form acceptable to the Company, acting reasonably.

6	MISCELLANEOUS

6.1

Shareholders Agreement provisions. The Parties agree that clauses 1.2 to 1.8 and clauses 10.2 to 10.11 of the Shareholders Agreement shall apply to this Agreement mutatis mutandis as if they had been fully set forth herein, provided that all references in the Shareholders Agreement to “this Agreement” shall be deemed to be references to this Agreement.

6.2

Impediments. No Party shall enter into any agreement or arrangement with any Person that would prohibit, restrict, or otherwise impair the exercise of any rights or performance of any obligations of the Company or any Investor Party under this Agreement. In particular, the Investor Parties shall not enter into any agreement or arrangement whereby a third party would act upon an Investor Party’s influence or instructions and take any action which is inconsistent with the terms of this Agreement.

6.3	Fees and Expenses. Each Party agrees to pay its own fees and expenses (including legal counsel fees and expenses) in connection with this Agreement, the Subscription and the Third Party Acquisitions.

6.4

No Partnership or Agency. Nothing contained in this Agreement, and no action taken by the Parties pursuant to this Agreement, shall be deemed to constitute a relationship between AQN and AAGES on the one hand and AQN on the other hand of partnership, joint venture, principal and agent or employer and employee. No Party has, nor may it represent that it has, any authority to act or make any commitments on the other Party’s behalf or otherwise bind any other Party in any way.

6.5

Further assurance. Each Party shall take all steps within its powers to perform or procure the performance of all such acts and execute and deliver or procure the execution and delivery of all such documents as may be required by applicable law or as any other Person may reasonably require in order to secure to the other Parties the full benefit of this Agreement. In particular, the Investor Parties shall deliver such instructions and authorisations to the record holder of the Excess AY Voting Securities, the independent agent engaged by the Company to tabulate shareholders votes and any other Person, and generally take all actions and execute all documents necessary to implement the voting mechanism set forth in Clause 3.

6.6	Specific performance. The Parties acknowledge and agree that damages would not be an adequate remedy for any breach of the provisions of this Agreement and accordingly each Party shall, without prejudice to any other rights or remedies which it may have, be entitled without proof of special damage to the remedies of injunction, specific performance and other equitable relief, or any combination of these remedies, for any threatened or actual breach of the provisions of this Agreement.

6.7

Third Party Rights. The Parties acknowledge and agree that this Agreement contains obligations and restrictions on all Investor Parties and that AQN shall procure compliance by all Investor Parties with the terms of this Agreement. The Parties further intend that the Company shall be entitled to enforce any of its rights under this Agreement against any Investor Party as if they were parties hereto. Without prejudice to the preceding sentence, a person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of, or enjoy any benefit under, this Agreement.

6.8

Governing Law. This Agreement and any dispute or claim arising out of or in connection with it or its subject matter, existence, negotiation, validity, termination or enforceability (including non-contractual disputes or claims) shall be governed by and construed in accordance with English law.

6.9	Jurisdiction.

(a)

Each Party irrevocably agrees that the courts of England shall have exclusive jurisdiction in relation to any dispute or claim arising out of or in connection with this Agreement or its subject matter, existence, negotiation, validity, termination or enforceability (including non-contractual disputes or claims).

(b)

Each Party irrevocably waives any right that it may have to object to an action being brought in those courts, to claim that the action has been brought in an inconvenient forum, or to claim that those courts do not have jurisdiction.

(c)

Regardless of whether the courts of any country other than England have jurisdiction to consider a dispute falling within Clause 6.9(a), each Party irrevocably undertakes that it will neither issue nor cause to be issued originating or other process in respect to such a dispute in any jurisdiction other than England.

(d)

Each Party agrees that without preventing any other mode of service, any document in an action (including, a claim form or any other document to be served under the Civil Procedure Rules) may be served on any Party by being delivered to that Party at its address for service of notices under clause 10.10 of the Shareholders Agreement.

6.10	Process Agent

(a)

AQN and AAGES shall each appoint an agent in England for service of process and any other documents in proceedings in connection with this Agreement (the “Agent”), whether the proceedings are in England or elsewhere, within ten (10) Business Days following the date of this Agreement.

(b)	AQN and AAGES shall notify the Company in writing as soon as reasonably practicable once the Agent is appointed as well as any change thereof.

(c)

Any claim form, judgment or other notice of legal process shall be sufficiently served on AQN and AAGES if delivered to the Agent at the address notified to the Company pursuant to paragraph (b) above.

(d)

If for any reason the Agent appointed by AQN or AAGES at any time ceases to act as such, the relevant Party shall promptly appoint another such Agent and promptly notify the other Parties of the appointment and the new Agent’s name and address.

(e)

If AQN and/or AAGES does not appoint an Agent within ten (10) Business Days following the date of this Agreement or does not appoint a replacement Agent pursuant to paragraph (d) above within seven (7) Business Days of such cessation, then AY can make such appointment on behalf of, and at the expense of, such defaulting Party and if it does so, it shall promptly notify the other Parties of the new Agent’s name and address.

[Signature page follows.]

IN WITNESS WHEREOF, the Parties have executed this Agreement on the date first written above.

For and on behalf of

ATLANTICA YIELD PLC

/s/ Santiago Seage Name: Santiago Seage Title: Director

For and on behalf of

ALGONQUIN POWER & UTILITIES CORP.

/s/ Ian Robertson	/s/ Chris Jarrett
Name: Ian Robertson	Name: Chris Jarrett
Title: Chief Executive Officer	Title: Vice Chair

For and on behalf of

ABENGOA-ALGONQUIN GLOBAL ENERGY

SOLUTIONS B.V.

/s/ Joaquin Fernandez de Pierola
Name: Joaquin Fernandez de Pierola
Title: Director A1

For and on behalf of

ABENGOA-ALGONQUIN GLOBAL ENERGY

SOLUTIONS B.V.

/s/ Carina Helsloot-van Riemsdijk
Name: Carina Helsloot-van Riemsdijk
Title: Director A2

For and on behalf of

ABENGOA-ALGONQUIN GLOBAL ENERGY

SOLUTIONS B.V.

/s/ Ryan Farquhar
Name: Ryan Farquhar
Title: Director B1

For and on behalf of

ABENGOA-ALGONQUIN GLOBAL ENERGY

SOLUTIONS B.V.

/s/ Laurens Klein
Name: Laurens Klein
Title: Director B2